Exhibit 4.3

                            SUMMARY OF MATERIAL TERMS
           OF BVR SYSTEMS (1998) LTD.'S MANAGEMENT SERVICES AGREEMENT
                       WITH ELISRA ELECTRONIC SYSTEM LTD.



           Services agreement between Elisra Electronic Systems Ltd. ("ELISRA") and B.V.R Systems (1998) Ltd. ("BVR"), dated April 6, 2003 (the "AGREEMENT").

           At BVR's request, Elisra will continue to provide BVR with the services under the Management Services Agreement entered between the parties on March 18, 2002 (the "EXISTING AGREEMENT") for an extended period commencing on January 1, 2003 and ending on December 31, 2003 (the "EXTENDED PERIOD").

           During the Extended Period Elisra shall provide BVR with certain services, including the following services:

           A. Assistance in the ongoing management of BVR through Avner Raz, who is acting as Chairman of BVR's board of directors;

           B. Ongoing support in legal advice to BVR through Elisra's group in-house legal counsel;

           C. Marketing support and assistance through Elisra's group central marketing, including the use of Elisra's office in Narkis and cooperation in exhibitions and customers' visits; and

           D. Ongoing support and advice on financial matters and auditing by Elisra's financial division.

           The total fee to be paid by BVR to Elisra for the services during the Extended Period is $200,000, payable in four equal installments, each to be paid 30 days after the end of each fiscal quarter.

           The Agreement to extend the term of the Existing Agreement was approved by BVR's audit committee and board of directors, who determined that as this Agreement only extends the term of the Existing Agreement, which was approved by BVR shareholders, entering into and effecting the terms of this agreement do not required any further approvals.